Exhibit 99.1

Santiago, July 27, 2022

Ms.

Solange Berstein Jáuregui

President

Financial Market Committee

Ref.:	Material Event.
Change in management at Banco Santander Chile

In accordance with the provisions of articles 9 and 10 of Securities Market Law No. 18,045, and other pertinent legal regulations, I comply with informing you as a material fact that Mr. Miguel Mata Huerta leaves the position of Chief Executive Officer of Banco Santander – Chile as of August 1, 2022. He will be replaced from that day on by Mr. Román Blanco Reinosa, an executive with vast experience in the Santander Group.

Notwithstanding the foregoing, Mr. Mata will continue collaborating for the time necessary to carry out an adequate transition.

The foregoing was approved in an extraordinary session of the Board of Banco Santander – Chile held today, thanking Mr. Miguel Mata for his contribution to the Bank in Chile and Grupo Santander.

Sincerely yours,

Claudio Melandri Hinojosa

President

c.c.:	Bolsa de Comercio de Santiago.
Bolsa Electrónica de Chile.